SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
COMMISSION FILE NUMBER: 000-29472
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
AMKOR TECHNOLOGY, INC. 401(k) PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AMKOR TECHNOLOGY, INC.
1900 SOUTH PRICE ROAD
CHANDLER, AZ 85248

AMKOR TECHNOLOGY, INC. 401(k) PLAN
Financial Statements and Supplemental Schedule
for the years ended December 31, 2006 and 2005
Exhibit 23-Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of Amkor Technology, Inc. 401(k) Plan:
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Amkor Technology, Inc. 401(k) Plan (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
Phoenix, Arizona
June 27, 2007

AMKOR TECHNOLOGY, INC. 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

	2006	2005
Assets
Investments at fair value:
Amkor Tech Stock Fund	$5,697,886	$5,625,263
Shares of registered investment companies	56,234,519	44,851,949
Common/collective trust	4,711,169	2,865,800
Loans receivable — participants	464,266	577,845

Total investments	67,107,840	53,920,857

Employer contribution receivable	216,337	—

Total assets	67,324,177	53,920,857

Liabilities — accrued administrative expenses	5,880	8,686

Net assets available for benefits at fair value	67,318,297	53,912,171
Adjustment from fair value to contract value for common/collective trust	45,174	38,721

Net assets available for benefits	$67,363,471	$53,950,892

The accompanying notes are an integral part of these financial statements.

AMKOR TECHNOLOGY, INC. 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
ADDITIONS:
Investment income:
Interest and dividends	$2,597,080	$1,822,291
Net appreciation in fair value of investments	8,601,887	1,884,224
Interest on participant loans	29,145	39,917

	11,228,112	3,746,432

Contributions:
Participants	4,323,251	4,752,916
Employer	2,281,107	2,229,139
Rollovers from other plans	721,325	543,357
Other additions	3,261	1,277

	7,328,944	7,526,689

Total additions	18,557,056	11,273,121

DEDUCTIONS:
Benefits paid to participants	(5,112,088)	(4,616,197)
Administrative expenses	(32,389)	(28,479)
Assets transferred out to other plans	—	(3,788,808)

Total deductions	(5,144,477)	(8,433,484)

Net increase	13,412,579	2,839,637

Net assets available for benefits:
Beginning of year	53,950,892	51,111,255

End of year	$67,363,471	$53,950,892

The accompanying notes are an integral part of these financial statements.

AMKOR TECHNOLOGY, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005
1. DESCRIPTION OF THE PLAN
The following description of the Amkor Technology, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering substantially all employees of Amkor Technology, Inc. (the “Employer” or “Company”) on the first day of the month following date of hire. The Plan is intended to comply with the applicable requirements of the Internal Revenue Code of 1986, as amended (the “IRC”) and the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Administration
Under ERISA, the Employer is the designated administrator of the Plan and has exclusive authority and responsibility for all matters in connection with the operation and administration of the Plan (excluding the authority and responsibility to invest, manage and control the assets of the Plan specifically allocated to the trustee). The Employer has contracted with The Vanguard Group (“Vanguard”) and its affiliates to maintain participants’ Plan accounts and to provide certain other recordkeeping and administrative services for the Plan. Vanguard also serves as the Plan’s trustee.
The Employer has paid certain expenses incurred in the administration of the Plan. Such expenses are primarily comprised of legal, accounting and auditing fees.
Employee Contributions
Participants may elect to defer up to 60% of their eligible compensation (as defined in the Plan) each year, subject to IRC limits. Participants may also contribute amounts representing eligible distributions from other qualified plans.
Each year, the Employer contributes non-discretionary matching deferral contributions in an amount equal to 75% of each participant’s deferral contributions to the Plan, not to exceed $6,000. Plan participants must complete one year of service to be eligible for Employer matching contributions. The Employer may also make annual discretionary matching contributions.
Salary deferral agreements shall be made, terminated, or changed according to procedures and limitations set up by the Plan administrator and the Plan document. Participants currently entitled to receive retirement benefits from another qualified retirement plan may elect to transfer that benefit into a rollover contribution amount under the Plan. Participants may designate the percentage of their total contribution, including the Company’s matching portion, to be invested in any of the funds in which the Plan invests. Participants can change investment elections and contributions percentages at any time.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, any qualified rollover contributions and Employer matching contributions and an allocation of Plan earnings or losses and administrative expenses, if applicable. Allocations of Plan earnings or losses are based on participant account balances. The benefit to which a participant is entitled is the balance of the participant’s vested account.
Withdrawals
While employed with the Company, participants must reach the age of 59 1/2 to withdraw Employer matching contributions. Participant contributions may be withdrawn at age 59 1/2; earlier withdrawals will be subject to an additional 10% tax unless such withdrawals are made due to death, disability, severance of employment after age 55, or a financial hardship as determined by the Plan.

Vesting
Participants are immediately vested in their contributions plus actual earnings (if any) thereon. Vesting in Employer matching contributions plus actual earnings (if any) thereon is based on participants’ years of credited service. A participant is 34% vested after one year of credited service, 67% vested after two years of credited service and 100% vested after three years of credited service.
Active participants will become fully vested in Employer matching contributions if they reach normal retirement age (age 59), become disabled (as defined in the plan), or die.
Forfeitures
Forfeitures occur when a participant who is not 100% vested in Employer contributions elects to withdraw from the Plan. At December 31, 2006 and 2005, forfeited nonvested accounts totaled $78,142 and $33,020, respectively, and are available to reduce the future Employer matching contributions or pay administrative expenses. In 2006, the Employer did not use any of the forfeited nonvested accounts to reduce its matching contributions and used $29,511 of the forfeited nonvested accounts to pay administrative expenses. In 2005, the Employer used $88,329 of forfeited nonvested accounts to reduce its matching contributions and used $19,029 of forfeited nonvested accounts to pay administrative expenses.
Contributions
Participant contributions are recognized in the period during which the Employer makes the respective payroll deduction. Employer contributions are recognized as matched by the Employer with the employee contributions.
Rollovers
Participants are allowed to rollover balances from other qualified plans into the Plan.
Payment of Benefits
On termination of service, a participant may generally elect to leave his or her account balance in the Plan, or receive a lump-sum distribution of his or her vested account balance. If a terminated participant’s vested account balance is between $1,001 and $5,000 the sum is a rolled into a Vanguard IRA. If the terminated participant’s vested account balance is less than $1,000, a lump sum distribution of the participant’s vested account balance will automatically be made.
Investment Options
Assets of the Plan are held by Vanguard and are invested in the investment options available under the Plan based on instructions received from participants. The Plan offers a number of options for the investment of participants’ Plan accounts, including various mutual funds, a common/collective trust, and an employer common stock fund.
Administrative Expenses
Administrative expenses are payable from Plan assets unless paid by the Employer, as provided by the Plan document. During 2006 and 2005, administrative expenses incurred by the Plan amounted to $32,389 and $28,479, respectively, while those paid by the employer amounted to $41,000 and $38,500, respectively.
Assets Transferred Out To Other Plans
During 2005, Amkor sold its Wichita, Kansas based Test Services business to Integra Technologies, LLC (“Integra”). After the sale, Plan assets totaling $3,788,808 applicable to the affected employees were transferred to a new plan established by Integra.
2. SUMMARY OF ACCOUNTING POLICIES
Basis of Presentation
The financial statements of the Plan are presented on the accrual basis of accounting in accordance with general accepted accounting principles.

Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Accordingly, actual results could differ from those estimates.
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value and contract value as of the last business day of the year. Shares of Amkor Technology, Inc. common stock are valued at quoted market prices. Shares of registered investment companies (mutual funds) are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Investments in a common/collective trust are valued at fair value and contract value. Participant loans receivable are valued at their outstanding balances which approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis. Gain or loss on sale of securities is based on average cost. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Risks and Uncertainties
As described in Note 1, the Plan provides for various investment options such as stocks, mutual funds, and other investment securities. Such investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of certain investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.
Payment of Benefits
Benefits are recorded when paid. No amounts are owed at December 31, 2006 and 2005 to participants who have elected to withdraw from the Plan, but have not been paid.
New Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No.157”). This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current generally accepted accounting principles from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. As of December 31, 2006, the Plan does not believe the adoption of SFAS No. 157 will impact the financial statement amounts, however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain of the measurements on changes in net assets for the period.
In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for the Plan’s fiscal year ended December 31, 2006. The adoption of SAB 108 did not have a material effect on the Plan’s financial statements.
3. PARTICIPANT LOANS RECEIVABLE
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (less their highest outstanding loan balance during the prior 12 months) or 50% of their vested account balance. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing market rates. Outstanding loans at December 31, 2006 carry interest rates ranging from 5% to 10.5%. Principal and interest are paid ratably through monthly payroll deductions. Loans are due, payable in full within 90 days of a participant’s termination of employment.
4. EMPLOYER CONTRIBUTION RECEIVABLE
The Employer inadvertently excluded a limited group of expatriates and foreign nationals from participating in the Plan who were eligible under the terms of the Plan. In accordance with published guidance from the Internal Revenue Service, the Employer will correct the inadvertent exclusion of these individuals by making corrective contributions to the Plan on their behalf. The receivable reflects the aggregate of the corrective contributions to be made to the Plan on behalf of the excluded individuals.
5. PLAN TERMINATION
Although it has not expressed any interest to do so, the Employer has the right under the Plan to terminate or modify the Plan at any time and for any reason subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.
6. TAX STATUS
The Plan obtained its latest determination letter dated August 22, 2001, in which the Internal Revenue Service stated that the Plan, as then designed was in compliance with the applicable requirements of the IRC. The Plan administrator believes that the amended Plan continues to be designed and is being operated in compliance with the applicable requirements of the IRC in order to maintain its tax-exempt status. Therefore, a provision for income taxes has not been included in the Plan’s financial statements.
7. INVESTMENTS
Investments that represent 5% or more of the Plan’s net assets as of December 31, 2006 and 2005 are separately identified as follows:

	2006	2005
Fidelity Low-Priced Stock Fund	$4,190,190	$4,357,859
Neuberger Berman Genesis Trust	*	3,192,709
Vanguard 500 Index Fund Investor Shares	6,677,584	6,025,569
Vanguard Equity Income Fund	4,513,430	3,460,545
Vanguard Mid-Cap Index Fund	4,856,535	3,416,655
Vanguard Total Bond Market Index Fund	4,576,301	4,829,814
Vanguard Total International Stock Index Fund	5,621,261	3,461,579
Vanguard Total Stock Market Index Fund Investor Shares	3,531,521	3,282,341
Vanguard Retirement Savings Trust	4,756,343	2,904,521
Amkor Tech Stock Fund	5,697,886	5,625,263
Vanguard Wellington Fund Investor Shares	3,508,127	*

*	Investment is under 5% of the Plan’s net assets for respective year.
For the years ended December 31, 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated (depreciated) as follows:

	2006	2005
Amkor Tech Stock Fund	$4,233,299	$(134,792)
Shares of registered investment companies	4,368,588	2,019,016

	$8,601,887	$1,884,224

8. RELATED PARTY TRANSACTIONS
Certain Plan investments are managed by Vanguard, the Plan’s trustee in 2006 and 2005, and, therefore, these transactions qualify as party-in-interest. Such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA.
During 2006 and 2005, the Plan paid $35,195 and $19,792 respectively to Vanguard for administrative expenses. As of

December 31, 2006, the Plan owes $5,880 to Vanguard related to administrative expenses.
As allowed by the Plan, participants may elect to invest a portion of their accounts in Amkor Tech Stock Fund. See Note 10 for subsequent changes to this provision. The shares of Amkor Technology, Inc. common stock are traded in the open market on the NASDAQ Exchange. In 2006, participants purchased 126,485 shares at a cost of $898,037 and sold 520,945 shares with a market value of $5,058,713. In 2005, participants purchased 841,438 shares at a cost of $3,501,515 and sold 458,848 shares with a market value of $1,895,891.
9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of investments per the financial statements to the Form 5500.

Total Investments Per Financial Statements	$67,107,840
Adjustment from fair value to contract value for common/collective trust	45,174

Total investments per Form 5500	$67,153,014

The Plan adopted Financial Accounting Standards Board Staff Position AAG INV -1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans as required for financial statements for annual periods after December 15, 2006.
10. SUBSEQUENT EVENTS
In November of 2006, the Board of Directors of Amkor Technology, Inc., voted to restrict participant investment in, and ultimately liquidate the Amkor Tech Stock Fund. These plan changes were announced to be phased in as follows:
•	As announced on March 26, 2007, Plan participants were no longer able to direct new contributions or company matching funds into the Amkor Tech Stock Fund after 4:00PM Eastern Standard Time on April 30, 2007. Transfer of assets from other plan funds into the Amkor Tech Stock Fund was also restricted after this cut-off date, and the Fund was closed to all new investment assets from any source at that time.

•	As announced on April 30, 2007, the Amkor Tech Stock Fund will close at 1:00PM Eastern Standard Time on November 30, 2007. Any participant assets remaining in the Fund after this closing date will be liquidated through numerous transactions, with proceeds based upon the average sale price being reinvested in the Vanguard Retirement Savings Trust.

AMKOR TECHNOLOGY, INC. 401(K) PLAN
SCHEDULE H, PART 4(I) — SCHEDULE OF ASSETS (HELD AT END OF YEAR) ***
DECEMBER 31, 2006

(a)	(b) IDENTITY OF ISSUE	(c) DESCRIPTION OF INVESTMENT	(d) COST **	(e) CURRENT VALUE
*	Brandywine Blue Fund	Registered Investment Company		$911,297
*	Fidelity Low-Priced Stock Fund	Registered Investment Company		4,190,190
*	Neuberger Berman Genesis Trust	Registered Investment Company		3,221,875
*	Oppenheimer Global Fund, Class A Shares	Registered Investment Company		2,056,052
*	Vanguard 500 Index Fund Investor Shares	Registered Investment Company		6,677,584
*	Vanguard Equity Income Fund	Registered Investment Company		4,513,430
*	Vanguard Growth and Income Fund Investor Shares	Registered Investment Company		199,446
*	Vanguard Long-Term Investment Grade — Invest Share	Registered Investment Company		454,852
*	Vanguard Mid-Cap Index Fund	Registered Investment Company		4,856,535
*	Vanguard Morgan Growth Fund Investor Shares	Registered Investment Company		216,037
*	Vanguard Selected Value Fund	Registered Investment Company		1,342,430
*	Vanguard Strategic Equity Fund	Registered Investment Company		2,675,915
*	Vanguard Target Retirement 2005 Fund	Registered Investment Company		626,314
*	Vanguard Target Retirement 2010 Fund	Registered Investment Company		19,139
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company		987,321
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company		17,482
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company		2,638,867
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company		11,187
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company		2,483,830
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company		904
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company		439,376
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company		75,392
*	Vanguard Target Retirement Income	Registered Investment Company		147,626
*	Vanguard Total Bond Market Index Fund	Registered Investment Company		4,576,301
*	Vanguard Total International Stock Index Fund	Registered Investment Company		5,621,261
*	Vanguard Total Stock Market Index Fund Investor Shares	Registered Investment Company		3,531,521
*	Vanguard U.S. Value Fund	Registered Investment Company		234,230
*	Vanguard Wellington Fund Investor Shares	Registered Investment Company		3,508,127
*	Vanguard Retirement Savings Trust	Common/Collective Trust		4,711,169
*	Amkor Tech Stock Fund	Common stock of the Plan’s sponsor		5,697,886
*	Loan Fund	Loans, interest rates 5% – 10.5%		464,266
		Maturing January 2007 through April 2016

	Total Investments			$67,107,840

*	Represents a party-in-interest for which a statutory exemption exists.

**	All investments are participant directed therefore disclosure of cost is not required.

***	Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last business day of the Plan’s fiscal year or acquired at any time during the Plan fiscal year and disposed of at any time before the last day of the Plan’s fiscal year, with certain exceptions.
Refer to the Report of Independent Registered Public Accounting Firm

SIGNATURE
The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on it’s behalf by the undersigned hereunto duly authorized.

Amkor Technology, Inc. 401(k) Plan

Date: June 27, 2007	By:	/s/ Kenneth T. Joyce

Name: Kenneth T. Joyce
Title: Executive Vice President &
Chief Financial Officer
Amkor Technology, Inc.